November 29, 2006

Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
CF/AD 5
100 F Street, NE
Washington, D.C. 20549-3561

Re: Gannett Co., Inc. ("the Company")
Form 10-K for the year ended December 25, 2005
File No. 001-06961

Dear Mr. Humphrey,

This letter is in response to your letter dated October 30, 2006. The Company's response to the SEC comments and questions are set forth below.

Form 10-K for the Year Ended December 25, 2005

Management's Discussion and Analysis

Results of Operations, page 23

1. SEC Comment
We note that you have presented the non-GAAP measure "Operating Cash Flow" as part of your discussion of operating results. Item 10(e) of Regulation S-K prohibits the use of titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Please delete this inappropriate caption from your annual and interim filings. It is confusing.

Company Response
The Company has presented the non-GAAP measure "Operating Cash Flow" in its filings for many years because it is believed to be a useful metric for management and investors to assess the performance and value of its businesses. The Company views the Operating Cash Flow metric as being a parallel to EBITDA disclosures, which are made by many registrants. As such, while this metric refers to cash flow and therefore reflects a measure of liquidity, it is primarily viewed by management and investors as a performance measure. In determining Operating Cash Flow, depreciation and amortization expense are added back to Operating Income. Depreciation and amortization are relatively minor amounts compared to other expense categories, and are generally not subject to significant fluctuations. We would note that Consolidated Operating Cash Flow as presented in our 2005 10-K and expressed as a percentage of Operating Income, was 113% for 2005, and 111% for 2004 and 2003. We believe this consistent and relatively close relationship of Operating Cash Flow to Operating Income supports our view that Operating Cash Flow is principally derived from and oriented to performance rather than liquidity. Therefore we reconciled Operating Cash Flow to Operating Income rather than to Net Cash Flow from Operating Activities in the Statements of Cash Flows.

Notwithstanding these views however, we understand the SEC staff comments and positions on this matter, and accordingly in future filings, we will no longer include or make reference to "Operating Cash Flow" except as it would relate directly to "Net cash flow from operating activities" as presented in the Consolidated Statements of Cash Flows.

2. SEC Comment
Also with regard to the "Operating Cash Flow Measure," you have disclosed that you believe this measure is appropriate because use of this measure allows investors and management to measure, analyze and compare the cash resources generated from its business segments in a meaningful and consistent manner, yet you have reconciled this measure to operating income on a consolidated basis. As it appears from your justification for the inclusion of this measure that you use this measure as a means of assessing liquidity, supplementally explain to us why you have reconciled this measure to operating income. Please note that, per FR-65, the most directly comparable GAAP measure for non-GAAP measure used to assess liquidity is Cash Flow from Operations. Accordingly, we believe that the use of this measure in filed documents doe not comply with the guidance in FR-65. Please revise or advise. We may have further comments upon review of your response.

Company Response
See response to Item # 1 above.

3. SEC Comment
Refer to your Form 10-Q for the Quarter Ended June 25, 2006. Please delete your reference to net income per share excluding stock-based compensation. Net income per share is a GAAP measure and it includes stock-based compensation by definition. We will not object if you wish to specifically quantify the impact of stock-based compensation on per share earnings in your narrative discussion.

Company Response
In our 10-Q for the third quarter ended September 24, 2006, we did not include mention of net income per share excluding stock based compensation. We will likewise exclude such disclosures in future filings. We will continue to specifically quantify the impact of stock-based compensation on per share earnings.

4. SEC Comment
You have indicated that, within your discussion of operating results, certain information is discussed on a pro forma basis, as if all properties owned at the end of 2005 were owned throughout the periods covered by the discussion. From your reconciliation on page 24 it appears that you have adjusted results from as far back as 2003 for 2005 acquisitions. Please note that, even for purposes of pro forma presentations under Article 11 of Regulation S-X, we limit these disclosures to the most recent fiscal year and subsequent interim period only. Further, MD&A is intended to discuss and analyze your historical operating results on a GAAP basis. Where acquisitions and dispositions have had a material impact upon operating revenues and expenses in the current period, we agree that this fact should be disclosed and the material components of the resulting increase or decrease should be identified and quantified in your narrative. Consideration should also be given to providing disclosures in a manner similar to the "same store sales" presentations utilized by other industries. However the use of pro forma or non-GAAP amounts, in lieu of or in addition to historical operating results on a GAAP basis, is not appropriate in a filed document. Please revise your narrative discussions accordingly.

Company Response
In future filings, the Company will provide expanded and primary emphasis on historical GAAP revenue comparisons, as required by Regulation S-K. However we do wish to provide you with background on our use of pro forma revenue comparisons.

The Company and its peer group companies have a long standing practice of publicly releasing in monthly reports and quarterly/annual filings with the SEC, pro forma revenues in principal categories for businesses presently owned. This practice developed because the Company, and others in the newspaper and broadcasting industries, have grown and evolved primarily through acquisitions and dispositions. Investors request and expect to see this supplemental revenue information.

In our 2005 10-K, the benefit of disclosing pro forma data is demonstrated by noting the tables at the top of page 24 which reflect 2005 newspaper advertising revenues on a GAAP basis that are above 2004 levels by 7%. This level of increase is well above what the Company and the industry experienced in 2005, and in the discussion which accompanies the table, we point out that an acquisition transaction in Detroit made on July 31, 2005 was a principal driver of the increase. The supplemental pro forma tables and discussion however, reflect a 2% ad revenue increase - a more clear and precise look at how our complete portfolio of properties is performing year over year. Similarly, providing pro forma revenues for more than one year provides a useful trend line for investors. From 2003 through 2005, pro forma advertising revenues increased 9% versus the 19% increase on an as reported basis.

We have attached for your information our monthly revenue and statistical report for September of 2006. This report is publicly reported on our web site each month and is regularly referred to in the Company's communications with investors. The revenue and volume data presented therein reflect key revenue metrics by which the Company manages and measures its business activities. We therefore believe it is especially useful that this same information be included in our discussion and analysis of business segment information in our 10-Qs and 10-Ks along with, of course, appropriate reconciliation to GAAP amounts.

With regard to your comment that pro forma presentations under Article 11 of Regulation S-X limit such disclosures to the most recent fiscal year and subsequent interim periods only, we would note that this rule generally refers to full pro forma income statement data, which we have specifically not included in our MD&A.

Rather our pro forma disclosure covers revenue elements only, which we believe are particularly meaningful in terms of understanding current trends. We believe the SEC Training Manual, Topic III: Pro Forma Financial Information, Forecasts, and Forward Looking Information (Article 11 of Regulation S-X) supports presenting pro forma revenue information based on the following note in Section C 2:

"In some cases, retroactive presentations of revenues and costs of revenues may be meaningful for discussion of trends in MD&A, but more comprehensive presentations (through operating income, for example) can be misleading because they cannot meaningfully or accurately depict what operating results would have been had the transaction occurred at the earlier date."

With regard to "same shops" data, the Company believes the disclosure of pro forma data is preferable because it provides comparisons of the segment as it is currently comprised. A "same shops" revenue comparison might be more meaningful for a retail business that might be in an expansion mode, with significant new store openings. The Company's acquisitions typically involve mature businesses where prior year revenue data is readily available and consistently used for internal management reporting as well as external reporting.

In conclusion, the Company believes it should continue to supplementally disclose pro forma revenue information in MD&A, with appropriate reconciliations.

Liquidity and Capital Resources

Contractual Obligations, page 31

5. SEC Comment
We note that you have included only principal payments in your table of contractual obligations. We believe you should also include estimated interest payments in the table as these represent a contractual obligation. Your tabular disclosure should be accompanied by a footnote explanation of the methodology used in the calculation. See Section IV.A of FR-72 for guidance.

Company Response
As requested, in our 10-K to be filed for our 2006 fiscal year, we will include estimated interest payments within the table on contractual obligations, and we will provide footnote disclosure of the methodology for determining interest rates and debt levels used in the calculation.

Financial Statements

Note 12 Business Operations and Segment Information, page 55

6. SEC Comment
Segment "operating cash flow" represents a non-GAAP measure and, as such, it is subject to the guidance set forth in Item 10(e) of Regulation S-K. Accordingly, please eliminate this measure from your annual and interim footnote disclosures in future filings. Please note that, while we do not object to a disclosure of a (single) measure of segment profitability on a basis that differs from consolidated operating profit as defined by GAAP in conformity with SFAS 131, disclosure of additional non-GAAP measures is precluded. Where more than one measure of profit or loss is used by the CODM, you should report the measure that has been determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. Please revise your presentation accordingly. Finally, references to this measure in connection with your segments should be deleted from your narrative MD&A discussion as well.

Company Response
See response to Item #1 above.

We hope the staff finds the above information responsive to its comments and questions. In connection with these responses, the Company acknowledges that:

  We are responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further comments or questions concerning the above response, please contact me at 703-854-6918.

Sincerely,

/s/ Gracia Martore

Gracia Martore
Executive Vice President & Chief Financial Officer
Gannett Co., Inc.

ATTACHMENT:

News Release

FOR IMMEDIATE RELEASE

Wednesday, October 11, 2006

Gannett Co., Inc. Releases September Statistical Report

McLEAN, VA - Gannett Co., Inc. (NYSE: GCI) reported today that total pro forma operating revenues for the ninth period ended September 24, 2006 decreased 0.7 percent resulting from higher advertising demand in its broadcasting segment offset by lower revenues in its newspaper segment. For comparison purposes, the exchange rate of Sterling year-over-year also affected results for the company's UK operations. If the exchange rate had remained constant year-over-year, total pro forma operating revenues would have been 1.4 percent lower for the period.

September

Pro forma (assuming that all properties presently owned were owned in both periods) newspaper advertising revenues in September were 3.2 percent lower compared with the ninth period in 2005 on declines of 3.2 percent in ROP volume and 3.0 percent in preprint distribution. If the exchange rate had remained constant year-over-year, total pro forma newspaper advertising revenues would have been down 3.9 percent.

Pro forma local advertising revenues were 0.8 percent lower on a 2.3 percent decline in ROP ad volume in September. The performance of the company's small and medium-sized advertisers in its domestic newspapers outpaced the revenue performance of its largest advertisers. In the U.S., across all products, local ad revenue gains were achieved in the health, restaurant and home improvement categories while the department store, furniture, grocery, consumer electronics, financial and telecommunications categories lagged last year's comparable period. On a constant currency basis, pro forma local advertising would have been 1.3 percent lower.

Pro forma classified revenues decreased 2.9 percent in the ninth period on a 2.3 percent decrease in ROP ad volume. On a constant currency basis, pro forma classified revenues would have been 4.2 percent lower for September. Real estate revenues were up 5.5 percent while employment revenues were down 7.1 percent and automotive revenues were 10.1 percent lower. On a constant currency basis, real estate would have been 3.9 percent higher, employment would have been down 8.4 percent and automotive revenues would have been 11.0 percent lower. In the U.S., at our community newspapers pro forma classified revenues were 4.0 percent lower in the ninth period comprised of a 5.6 percent increase in real estate revenues, a 7.8 percent decline in employment revenues and automotive which was 12.7 percent lower.

Pro forma national advertising revenues in September were 9.5 percent lower on a 19.9 percent decline in ad volume. National volume at the company's local domestic newspapers was down 22.4 percent in the period due in part to the absence of advertising demand related to the hurricanes in September of 2005. At USA TODAY, advertising revenues were 0.3 percent lower on a decline in paid ad pages to 358 from 375.

For the ninth period, at USA TODAY, strong growth in the entertainment, telecommunications, retail, real estate and pharmaceutical categories was offset by weakness in the automotive, travel, financial, packaged goods and advocacy categories.

Pro forma broadcasting revenues, which include Captivate, increased 14.2 percent in the period buoyed by higher politically related advertising demand. Television revenues were up 14.4 percent for the ninth period. National revenues were 23.6 percent higher while local revenues increased
7.5 percent.

Third Quarter

For the third quarter of 2006, total pro forma operating revenues were 0.3 percent higher and would have been 0.4 percent lower on a constant currency basis.

Newspaper advertising revenues, on a pro forma basis, for the third quarter were down 1.2 percent and would have been 2.0 percent lower on a constant currency basis. The company's domestic newspaper advertising revenue decreased 1.0 percent.

For the third quarter, pro forma local advertising was 0.8 percent higher and would have been up 0.4 percent on a constant currency basis. Local advertising in the U.S. for the quarter was up almost 1 percent.

Pro forma classified revenues for the quarter declined 2.3 percent and on a constant currency basis would have been 3.6 percent lower. Real estate revenues were 8.2 percent higher, while employment was down 6.2 percent and automotive was 9.5 percent lower. On a constant currency basis for the quarter, real estate would have been up 6.6 percent while employment and automotive would have been down 7.4 percent and 10.5 percent, respectively. For the quarter, classified revenues were down 1.8 percent at our domestic community newspapers with a 9.1 percent increase in real estate offset by declines in employment and automotive revenues of 6.0 percent and 10.3 percent, respectively.

Pro forma national advertising was 3.4 percent lower for the third quarter. If the exchange rate had remained constant year-over-year, national advertising would have been down 3.7 percent. At USA TODAY advertising revenues were 1.0 percent higher in the quarter while paid advertising pages totaled 912 compared to 981 in the year-ago period.

Pro forma broadcasting revenues for the quarter increased 11.1 percent and television revenues were up 11.4 percent reflecting significantly higher revenues associated with politically related ad demand. Based on current pacings, television revenues for the fourth quarter of 2006 would be ahead of last year's fourth quarter in the mid to high single digits.

In addition to the revenue and statistical summary, attached is a chart which shows the consolidated Gannett Online audience share for September from Nielsen//Net Ratings. In September, Gannett's domestic Websites had approximately 24 million unique visitors reaching over 15 percent of the Internet audience.

The pro forma advertising and circulation revenue statistics include the results for Exchange & Mart and Auto Exchange (acquired in September 2005), Tallahassee (acquired in August 2005),
100 percent of the Detroit Newspaper Partnership (established in August 2005), Mint Magazine (acquired in July 2005) and Hometown Communications (acquired in March 2005). The pro forma other revenue statistics include the results for PointRoll, Inc. (acquired in June 2005). The pro forma broadcasting revenue statistics include results for KTVD-TV in Denver (acquired in late June 2006 and operated as a duopoly with KUSA-TV) and WATL-TV in Atlanta (acquired in August 2006 and operated as a duopoly with WXIA-TV). Ad linage for Newsquest, Clipper and Nursing Spectrum are not included in the ad volume statistics. Circulation volume numbers for Newsquest's paid daily newspapers are included in the enclosed statistics, but volume from unpaid daily and non-daily publications is not included in the circulation volume statistics. The revenue and statistical data related to the former Gannett-owned newspapers in Bellingham (WA), Olympia (WA) and Boise (ID) as well as the Muskogee (OK) Phoenix, which was contributed to the Gannett Foundation in April 2006, has been excluded from all periods presented.

Gannett Co., Inc. is a leading international news and information company that publishes 90 daily newspapers in the USA, including USA TODAY, the nation's largest-selling daily newspaper. The company also owns nearly 1,000 non-daily publications in the USA and USA WEEKEND, a weekly newspaper magazine. Gannett subsidiary Newsquest is the United Kingdom's second largest regional newspaper company. Newsquest publishes nearly 300 titles, including 17 daily newspapers, and a network of prize-winning Web sites. Gannett also operates 23 television stations in the United States and is an Internet leader with sites sponsored by its TV stations and newspapers including USATODAY.com, one of the most popular news sites on the Web.

Certain statements in this press release may be forward looking in nature or "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The forward looking statements contained in this press release are subject to a number of risks, trends and uncertainties that could cause actual performance to differ materially from these forward looking statements. A number of those risks, trends and uncertainties are discussed in the company's SEC reports, including the company's annual report on Form 10-K and quarterly reports on Form 10-Q. Any forward looking statements in this press release should be evaluated in light of these important risk factors.

Gannett is not responsible for updating the information contained in this press release beyond the published date, or for changes made to this press release by wire services, Internet service providers or other media.

Contact:

Jeff Heinz
Director, Investor Relations
703-854-6917
jheinz@gannett.com

GANNETT CO., INC.
REVENUE & STATISTICAL SUMMARY
                         Period 9 (August 28, 2006 - September 24, 2006)
                                                                        %
                            2006            2005           CHANGE    CHANGE
REVENUES:
Advertising:
Local                $   187,733,000  $  189,273,000  $   (1,540,000)  (0.8)
National                  69,527,000      76,789,000      (7,262,000)  (9.5)
Classified               189,371,000     195,106,000      (5,735,000)  (2.9)
                        -------------   -------------    -----------   ----
Total Advertising    $   446,631,000  $  461,168,000  $  (14,537,000)  (3.2)
                        =============   =============    ===========   ====
Circulation              104,458,000     106,549,000      (2,091,000)  (2.0)
Other revenue             44,231,000      41,278,000       2,953,000    7.2
Broadcasting              71,181,000      62,354,000       8,827,000   14.2
                        -------------   -------------    -----------   ----
Total Revenue        $   666,501,000  $  671,349,000  $   (4,848,000)  (0.7)
                        =============   =============    ===========   ====
VOLUME:
Newspaper Inches:
Local                      2,662,599       2,724,486         (61,887)  (2.3)
National                     295,982         369,536         (73,554) (19.9)
Classified                 4,328,776       4,430,983        (102,207)  (2.3)
                        -------------   -------------    -----------   ----
Total ROP                  7,287,357       7,525,005        (237,648)  (3.2)
                        =============   =============    ===========   ====
Preprint Distribution
(in thousands)               951,684         980,839         (29,155)  (3.0)
                        =============   =============    ===========   ====
NET PAID CIRCULATION:
Morning (w/USAT)           7,011,872       7,181,251        (169,379)  (2.4)
Evening                      881,663         908,166         (26,503)  (2.9)
                        -------------   -------------    -----------   ----
Total Daily                7,893,535       8,089,417        (195,882)  (2.4)
                        =============   =============    ===========   ====
Sunday                     6,219,225       6,380,983        (161,758)  (2.5)
                        =============   =============    ===========   ====

                         Year-to-Date through September 24, 2006
                                                                        %
                              2006            2005         CHANGE    CHANGE
REVENUES:
Advertising:
Local                  $ 1,646,184,000 $ 1,633,708,000 $  12,476,000    0.8
National                   612,399,000     624,909,000   (12,510,000)  (2.0)
Classified               1,663,928,000   1,698,621,000   (34,693,000)  (2.0)
                         -------------   -------------   -----------   ----
Total Advertising      $ 3,922,511,000 $ 3,957,238,000 $ (34,727,000)  (0.9)
                         =============   =============   ===========   ====
Circulation                961,489,000     986,360,000   (24,871,000)  (2.5)
Other revenue              354,537,000     333,605,000    20,932,000    6.3
Broadcasting               613,923,000     568,945,000    44,978,000    7.9
                         -------------   -------------   -----------   ----
Total Revenue          $ 5,852,460,000 $ 5,846,148,000 $   6,312,000    0.1
                         =============   =============   ===========   ====
VOLUME:
Newspaper Inches:
Local                       25,062,193      25,208,404      (146,211)  (0.6)
National                     2,847,703       3,073,815      (226,112)  (7.4)
Classified                  41,802,644      42,392,195      (589,551)  (1.4)
                         -------------   -------------   -----------   ----
Total ROP                   69,712,540      70,674,414      (961,874)  (1.4)
                         =============   =============   ===========   ====
Preprint Distribution
(in thousands)               8,744,540       8,941,533      (196,993)  (2.2)
                         =============   =============   ===========   ====
NET PAID CIRCULATION:
Morning (w/USAT)             6,976,919       7,099,407      (122,488)  (1.7)
Evening                        886,340         921,944       (35,604)  (3.9)
                         -------------   -------------   -----------   ----
Total Daily                  7,863,259       8,021,351      (158,092)  (2.0)
                         =============   =============   ===========   ====
Sunday                       6,277,509       6,425,778      (148,269)  (2.3)
                         =============   =============   ===========   ====
Note:  The above revenue amounts and statistics have been restated to include all companies presently owned, including KTVD-TV in Denver
       (acquired in late June 2006 and operated as a duopoly along with
       KUSA-TV), WATL-TV in Atlanta (acquired in August 2006 and operated as a duopoly along with WXIA-TV), the Exchange & Mart and Auto Exchange
       (non-daily publications acquired in September 2005) , the Tallahassee
       Democrat (acquired in late August 2005), 100% of the Detroit Newspaper
       Partnership (established August 2005), Mint Magazine (acquired in
       July 2005), PointRoll, Inc. (acquired in June 2005) and Hometown
       Communications (acquired in late March 2005).  PointRoll is a marketing services company with a suite of media products that delivers enhanced online marketing opportunities for advertisers, agencies and online publishers.  PointRoll is included above in Other revenue. Hometown is a community publishing company with one daily newspaper, 62 non-daily community newspapers, 24 community telephone directories and other specialty and niche publications. The revenue and statistical data related to the former Gannett owned newspapers in Bellingham (WA), Olympia (WA) and Boise (ID) as well as the
       Muskogee (OK) Phoenix which was contributed to the Gannett Foundation in April 2006, has been excluded from all periods presented.
       Operating results from the company's newspaper in Tucson, which participates in a joint operating agency, are accounted for under the equity method of accounting and are reported as a single amount in other operating revenues.  Advertising linage statistics from this newspaper are not included above, however, circulation volume statistics are included.
       Newsquest is a regional newspaper publisher in the United Kingdom with nearly 300 titles, including paid and unpaid daily and non-daily products. Circulation volume statistics for Newsquest's 17 paid daily newspapers are included above.  Circulation volume statistics for Sunday Herald are included above in the Sunday statistics.  Circulation volume statistics for Newsquest's unpaid daily and non-daily publications are not reflected above.
       Advertising linage for Newsquest publications is not reflected above.
       Circulation volume statistics for Detroit Free Press, a morning newspaper, are reflected above.  Circulation volume statistics for
       The Detroit News, an evening newspaper, are not reflected above.
       Circulation volume and advertising linage statistics for non-daily products, including Nursing Spectrum/NurseWeek and Clipper Magazine are not reflected above.

GANNETT CO., INC.
REVENUE & STATISTICAL SUMMARY
                       3rd Quarter 2006 (June 26, 2006 - September 24, 2006)
                                                                        %
                              2006            2005         CHANGE    CHANGE
REVENUES:
Advertising:
Local                  $   537,857,000 $   533,416,000 $   4,441,000    0.8
National                   191,709,000     198,441,000    (6,732,000)  (3.4)
Classified                 550,742,000     563,933,000   (13,191,000)  (2.3)
                         -------------   -------------   -----------   ----
Total Advertising      $ 1,280,308,000 $ 1,295,790,000 $ (15,482,000)  (1.2)
                         =============   =============   ===========   ====
Circulation                316,457,000     322,604,000    (6,147,000)  (1.9)
Other revenue              121,600,000     113,835,000     7,765,000    6.8
Broadcasting               199,642,000     179,730,000    19,912,000   11.1
                         -------------   -------------   -----------   ----
Total Revenue          $ 1,918,007,000 $ 1,911,959,000 $   6,048,000    0.3
                         =============   =============   ===========   ====
VOLUME:
Newspaper Inches:
Local                        8,109,489       8,130,322       (20,833)  (0.3)
National                       857,239         991,402      (134,163) (13.5)
Classified                  14,106,564      14,232,600      (126,036)  (0.9)
                         -------------   -------------   -----------   ----
Total ROP                   23,073,292      23,354,324      (281,032)  (1.2)
                         =============   =============   ===========   ====
Preprint Distribution
(in thousands)               2,830,837       2,897,452       (66,615)  (2.3)
                         =============   =============   ===========   ====
NET PAID CIRCULATION:
Morning (w/USAT)             6,841,233       6,984,659      (143,426)  (2.1)
Evening                        868,016         898,168       (30,152)  (3.4)
                         -------------   -------------   -----------   ----
Total Daily                  7,709,249       7,882,827      (173,578)  (2.2)
                         =============   =============   ===========   ====
Sunday                       6,159,035       6,313,210      (154,175)  (2.4)
                         =============   =============   ===========   ====
Note:  The above revenue amounts and statistics have been restated to include all companies presently owned, including KTVD-TV in Denver
       (acquired in late June 2006 and operated as a duopoly along with
       KUSA-TV), WATL-TV in Atlanta (acquired in August 2006 and operated as a duopoly along with WXIA-TV), the Exchange & Mart and Auto Exchange
       (non-daily publications acquired in September 2005) , the Tallahassee
       Democrat (acquired in late August 2005), 100% of the Detroit Newspaper
       Partnership (established August 2005), Mint Magazine (acquired in
       July 2005), PointRoll, Inc. (acquired in June 2005) and Hometown
       Communications (acquired in late March 2005).  PointRoll is a marketing services company with a suite of media products that delivers enhanced online marketing opportunities for advertisers, agencies and online publishers.  PointRoll is included above in Other revenue. Hometown is a community publishing company with one daily newspaper, 62 non-daily community newspapers, 24 community telephone directories and other specialty and niche publications. The revenue and statistical data related to the former Gannett owned newspapers in Bellingham (WA), Olympia (WA) and Boise (ID) as well as the
       Muskogee (OK) Phoenix which was contributed to the Gannett Foundation in April 2006, has been excluded from all periods presented.
       Operating results from the company's newspaper in Tucson, which participates in a joint operating agency, are accounted for under the equity method of accounting and are reported as a single amount in other operating revenues.  Advertising linage statistics from this newspaper are not included above, however, circulation volume statistics are included.
       Newsquest is a regional newspaper publisher in the United Kingdom with nearly 300 titles, including paid and unpaid daily and non-daily products. Circulation volume statistics for Newsquest's 17 paid daily newspapers are included above.  Circulation volume statistics for Sunday Herald are included above in the Sunday statistics.  Circulation volume statistics for Newsquest's unpaid daily and non-daily publications are not reflected above.
       Advertising linage for Newsquest publications is not reflected above.
       Circulation volume statistics for Detroit Free Press, a morning newspaper, are reflected above.  Circulation volume statistics for
       The Detroit News, an evening newspaper, are not reflected above.
       Circulation volume and advertising linage statistics for non-daily products, including Nursing Spectrum/NurseWeek and Clipper Magazine are not reflected above.

Gannett Online Internet Audience
September 2006

Nielsen//Net Ratings
Home/Work Panel Combined
      Unique Visitors  Percentage Reach of
          Per Month   Internet Audience
Gannett Online          23,953,000   15.2%